Exhibit 99.2

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                        CONSOLIDATED STATEMENTS OF INCOME
                                     US GAAP

Unaudited
[In thousands of Canadian dollars except per share amounts]

                                                          Second Quarter                       Six Months
                                                     1999               1998              1999             1998
                                                       $                 $                 $                 $
----------------------------------  --------------------------------------------------------------------------------

GROSS REVENUES                                         71,407             42,826           147,623           81,444
Reimbursed costs                                       15,001              7,249            30,503           11,106
                                                  -------------------------------     -------------     ------------
NET REVENUES                                           56,406             35,577           117,120           70,338
Direct costs - net of
 refundable tax credits                                35,029             22,286            70,867           42,897
                                                  -------------------------------     -------------     ------------
GROSS PROFIT                                           21,377             13,291            46,253           27,441
                                                  -------------------------------     -------------     ------------

EXPENSES - NET OF
REFUNDABLE TAX CREDITS
Selling, general and
 administrative                                        19,145             10,939            37,305           21,435
Internal research and
 development                                              736                846             1,602            1,748
Interest expense                                        1,145                336             2,595              563
Amortization of goodwill                                  316                117               637              165
                                                  -------------------------------     -------------     ------------

                                                       21,342             12,238            42,139           23,911
                                                  -------------------------------     -------------     ------------

Other income                                              314                 47               560              200
Merger costs                                                -                  -               800                -
Non-refundable tax credits                                750                200             2,250              800
                                                  -------------------------------     -------------     ------------
Income before income taxes                              1,099              1,300             6,124            4,530
Income taxes                                              999                622             3,333            1,538
                                                  -------------------------------     -------------     ------------
NET INCOME  FOR THE PERIOD                                100                678             2,791            2,992
                                                  -------------------------------     -------------     ------------

BASIC EARNINGS  PER SHARE                                  0(CENT)            3(CENT)          10(CENT)         12(CENT)
                                                  -------------------------------     -------------     ------------

WEIGHTED AVERAGE SHARES OUTSTANDING               26,064,315         25,132,642        26,055,705       25,132,150
                                                  -------------------------------     -------------     ------------

BASIC EARNINGS PER SHARE BEFORE MERGER COSTS               0(CENT)            3(CENT)          13(CENT)         12(CENT)
                                                  -------------------------------     -------------     ------------

                             PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                                CONSOLIDATED STATEMENTS OF INCOME
                                          CANADIAN GAAP
Second Quarter ended February 28
Unaudited
[In thousands of Canadian dollars except per share amounts]

                                            Second Quarter                     Six Months
                                         1999            1998            1999             1998
                                          $               $                $               $
---------------------------------------------------------------------------------------------------

GROSS REVENUES                             71,407          39,744         145,570           75,280
Reimbursed costs                           15,001           7,249          30,503           11,106
                                     -------------   -------------    ------------    -------------
NET REVENUES                               56,406          32,495         115,067           64,174
Direct costs - net of
 refundable tax credits                    35,029          20,206          69,724           38,736
                                     -------------   -------------    ------------    -------------
GROSS PROFIT                               21,377          12,289          45,343           25,438
                                     -------------   -------------    ------------    -------------

EXPENSES - NET OF REFUNDABLE
 TAX CREDITS
Selling, general and
 administrative                            19,145          10,188          36,665           19,934
Internal research and
 development                                  736             846           1,602            1,748
Goodwill Amortization                         811             391           1,543              713
Interest expense                            1,145             308           2,570              506
                                     -------------   -------------    ------------    -------------

                                           21,837          11,733          42,380           22,901
                                     -------------   -------------    ------------    -------------

Other income                                  314              47             560              199
Nonrefundable tax credits                     750             200           2,250              800
                                     -------------   -------------    ------------    -------------
Income (loss) before income taxes             604             803           5,773            3,536
Income taxes                                  999             608           3,314            1,510
                                     -------------   -------------    ------------    -------------
NET INCOME (LOSS)                           (395)             195           2,459            2,026
                                     -------------   -------------    ------------    -------------

BASIC INCOME (LOSS) PER SHARE            (2(CENT))         1(CENT)        10(CENT)          8(CENT)
                                     -------------   -------------    ------------    -------------

                                       26,064,315      24,290,186      25,607,259       24,289,694
                                     -------------   -------------    ------------    -------------


                           CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                          CANADIAN GAAP

For the six months ended February 28
Unaudited
[In thousands of Canadian dollars]

                                                                         1999             1998
                                                                           $               $
---------------------------------------------------------------------------------------------------

RETAINED EARNINGS, BEGINNING OF PERIOD                                     18,259            9,192
Net income                                                                 2,459            2,026
                                                                      ------------    -------------
RETAINED EARNINGS, END OF PERIOD                                          20,718           11,218
                                                                      ------------    -------------

                             PHOENIX INTERNATIONAL LIFE SCIENCES INC.

                                   CONSOLIDATED BALANCE SHEETS
                                          CANADIAN GAAP

Unaudited
[In thousands of Canadian dollars]                         February 28       August 31
                                                              1999              1998
                                                                $                $
----------------------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                             34,930          17,009
Marketable securities                                             2,550           2,000
Accounts receivable                                              43,378          47,712
Investment tax credits recoverable                                4,822           3,362
Costs and estimated profit in excess of progress
 billings on contracts in progress                               28,264          27,847
Other                                                             8,893           6,846
                                                          --------------     -----------
                                                                122,837         104,776
                                                          --------------     -----------

Capital assets                                                   63,673          56,638
Other assets                                                    126,241         110,056
                                                          --------------     -----------
                                                                312,751         271,470
                                                          --------------     -----------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                 5,741             831
Accounts payable and accrued liabilities                         59,661          52,041
Progress billings in excess of costs and estimated
 profit on contracts in progress                                 48,263          34,882
Current portion of long-term debt and capital lease
 obligations                                                      7,497           7,080
                                                          --------------     -----------
                                                                121,162          94,834
                                                          --------------     -----------

Long-term debt and capital lease obligations                     41,200          42,440
Other deferred credits                                            3,761           4,243
                                                          --------------     -----------
                                                                166,123         141,517
SHAREHOLDERS' EQUITY
Capital stock                                                   125,239         110,559
Retained earnings                                                20,718          18,259
Cumulative translation adjustment                                   671           1,135
                                                          --------------     -----------
                                                                146,628         129,953
                                                          --------------     -----------
                                                                312,751         271,470
                                                          --------------     -----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 1999

1) THESE INTERIM FINANCIAL STATEMENTS ARE THE RESPONSIBILTY OF MANAGEMENT AND, IN ITS OPINION, INCLUDE ALL THE ADJUSTMENTS, WHICH ARE OF A NORMAL RECURRING NATURE, NECESSARY FOR A FAIR STATEMENT OF THE RESULTS FOR THE INTERIM PERIOD PRESENTED.

2) DILUTED EARNINGS PER SHARE HAVE NOT BEEN PRESENTED AS THEY DO NOT DIFFER MATERIALLY FROM BASIC EARNINGS PER SHARE.

                      PHOENIX INTERNATIONAL LIFE SCIENCES INC.


                             CONSOLIDATED STATEMENTS OF
                                     CASH FLOW
                                   CANADIAN GAAP


For the six months ended  February 28,
Unaudited
[In thousands of Canadian dollars]

                                                           1999              1998
                                                             $                $
-------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                   2,459             2,026
Items not affecting cash
  Amortization                                               7,562             4,896
                                                         ----------       -----------

                                                            10,021             6,922
                                                         ----------       -----------

Net change in non-cash working capital items related
    to operations                                           21,709               225
                                                         ----------       -----------
CASH PROVIDED BY OPERATING ACTIVITIES                       31,730             7,147
                                                         ----------       -----------

INVESTING ACTIVITIES
Capital asset additions                                    (10,989)           (3,842)
Acquistion of IRG                                                -           (32,640)
Investment in Chrysalis                                     (8,509)                -
Proceeds on disposal of KCAS                                 3,672                 -
Other assets                                                  (376)              (94)
                                                         ----------       -----------
CASH USED IN INVESTING ACTIVITIES                          (16,202)          (36,576)
                                                         ----------       -----------

FINANCING ACTIVITIES
Assumption of long-term debt                                 7,200            44,548
Repayment of long-term debt                                 (8,028)           (1,335)
Other deferred credits and long-term
  liabilities                                                 (482)              204
Issue of shares                                                212                11
Increase (decrease) in bank indebtedness                     4,910              (606)
Proceeds on sale (purchase) of marketable securities          (550)            5,250
Repayment of debentures                                          -            (5,250)
                                                         ----------       -----------
CASH PROVIDED BY FINANCING ACTIVITIES                        3,262            42,822
                                                         ----------       -----------

Effect of exchange rate changes on cash                       (869)                -

INCREASE (DECREASE) IN CASH DURING THE PERIOD               17,921            13,393
 Cash beginning of period                                   17,009             2,530
                                                         ----------       -----------
CASH END OF PERIOD                                          34,930            15,923
                                                         ----------       -----------
                                                         ----------       -----------